Exhibit 12.1
The J. M. Smucker Company
Computation of Ratio of Earnings to Fixed Charges
(in millions of dollars)

July 31, 2016
Three Months Ended
Earnings before fixed charges:
Income before income taxes	$253.4
Total fixed charges	51.0
Less: capitalized interest	(0.2)
Earnings available for fixed charges	$304.2
Fixed charges:
Interest and other debt expense, net of capitalized interest	$41.9
Capitalized interest	0.2
Estimated interest portion of rent expense (A)	8.9
Total fixed charges	$51.0
Ratio of earnings to fixed charges	6.0

(A)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.